UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act Rule Number:		Date examination completed:

	811-07567						June 30, 2005


2.   State identification Number:

     AL             AK             AZ             AR             CA        CO
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     CT             DE             DC             FL             GA        HI
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     ID             IL             IN             IA             KS        KY
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     LA             ME             MD             MA  None       MI        MN
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     MS             MO             MT             NE             NV        NH
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     NJ             NM             NY             NC             ND        OH
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     OK             OR             PA             RI             SC        SD
     ---------------------------------------------------------------------------
     TN             TX             UT             VT             VA        WA
     ---------------------------------------------------------------------------
     WV             WI             WY             PUERTO RICO
     ---------------------------------------------------------------------------
     Other (specify):


3.   Exact name of investment company as specified in registration statement:

	State Street Navigator Securities Lending Trust

4. Address of principal executive office (number, street, city, state, Zip code):
	One Lincoln Street, Boston, MA 02111





Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of State Street Navigator Securities Lending Prime Portfolio (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f2, Custody of Investments by Registered Management Investment Companies, of the Investment Company
Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f2 as of June 30, 2005 and from December 31, 2004 through June 30, 2005.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f2 of the Investment Company Act of 1940 as of June 30, 2005 and from December 31, 2004 through June 30, 2005, with respect to securities reflected in the investment account of the Company.


Navigator Securities Lending Trust


By:



Edward J. OBrien/signed

Executive Vice President Division Head




Date




By:



Karen Furlong/signed

Vice President Compliance




Date







Report of Independent Registered Public Accounting Firm

To the Trustees of State Street Navigator Securities Lending Trust State Street Navigator Securities Lending Prime Portfolio

We have examined managements assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about The State Street Navigator Securities Lending Prime Portfolios the Companys, a portfolio of State Street Navigator Securities Lending Trust, compliance with the requirements of subsections b and c of Rule 17f2 under the Investment Company Act of 1940 the Act as of June 30, 2005. Management is responsible for the Companys compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Companys compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board United States and, accordingly, included examining, on a test basis, evidence about the Companys compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2005 and with respect to agreement of security purchases and sales, for the period from December 31, 2004 the date of our last examination, through June 30, 2005.


* For the Depository Trust Fund DTC related securities which were held by the Company, we confirmed omnibus positions at June 30, 2005 with
DTC and read the June 30, 2005 listing of reconciling items as well as the July 1, 2005 full reconciliation of the State Street Bank and Trust Company Custodian investment positions omnibus account to the positions held for the Custodians account at the DTC observing no unresolved differences

* For Federal Reserve Bank FED related securities which were held by the Company at June 30, 2005, we confirmed omnibus positions at June 30, 2005 with the FED and read the reconciliations of the Custodian investment positions omnibus account to the positions held for the Custodians account at the FED observing no unresolved differences

* Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents

* Reconciliation of all such securities to the books and records of the Company and the Custodian

* Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records

* We confirmed all domestic and foreign time deposits at June 30, 2005 with counterparty brokers and banks

* We confirmed all master note agreements with counterparty brokers at June 30, 2005

* We confirmed all promissory notes held at the vault in New York City NYC with counterparty brokers at June 30, 2005

* We confirmed all positions held at the London vault GBS with State Street London as of June 30, 2005 and

* We agreed five security purchases and five security sales or maturities since our last examination from the books and records of the Company to broker confirmations or subsequent bank statements.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Companys compliance with specified requirements.

In our opinion, managements assertion that State Street Navigator
Securities Lending Prime Portfolio was in compliance with the requirements of subsections b and c of Rule 17f2 of the Investment Company Act of 1940 as of June 30, 2005 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of the Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



PricewaterhouseCoopers LLP/signed
Boston, MA
March 2, 2006

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